LATAM group transported 7.7 million passengers in October

Operating statistics for October 2025

Santiago, November 11, 2025 - During October, LATAM group transported 7.7 million passengers, representing a 7.7% increase compared to October 2024. Year-to-date, the group has carried 72.2 million passengers between January and October 2025, 6.7% more than in the same period of 2024.

During October, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 7.4% compared to the same period of 2024. This growth was mainly driven by a 13.2% increase in LATAM Airlines Brazil’s domestic capacity, where four new routes were launched during the month, as well as a 7.2% increase in international operations, which included the inauguration of the route between São Paulo (Guarulhos) in Brazil and Córdoba in Argentina.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 7.2% compared to October 2024, with growth across all segments. Once again, LATAM Airlines Brazil’s domestic market demand stood out with a 14.8% year-over-year increase. As a result, the group’s consolidated load factor reached 85.5%, remaining at very solid levels.
In terms of cargo operations, capacity measured in available ton-kilometers (ATK) reached 710 million, remaining at similar levels to the same month of the previous year.
The following table summarizes the main operating statistics for the month and year-to-date as of October for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	October			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,561	11,721	7.2%	119,086	109,777	8.5%
DOMESTIC SSC (1)	2,000	1,978	1.1%	19,030	18,832	1.1%
DOMESTIC BRAZIL (2)	3,968	3,455	14.8%	36,329	32,462	11.9%
INTERNATIONAL (3)	6,593	6,288	4.8%	63,726	58,483	9.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,695	13,685	7.4%	141,332	130,593	8.2%
DOMESTIC SSC (1)	2,374	2,424	-2.0%	22,941	22,996	(0.2)%
DOMESTIC BRAZIL (2)	4,639	4,098	13.2%	43,502	39,648	9.7%
INTERNATIONAL (3)	7,682	7,163	7.2%	74,888	67,949	10.2%

PASSENGER LOAD FACTOR
SYSTEM	85.5%	85.7%	-0.2p.p	84.3%	84.1%	0.2p.p
DOMESTIC SSC (1)	84.2%	81.6%	2.6p.p	83.0%	81.9%	1.1p.p
DOMESTIC BRAZIL (2)	85.5%	84.3%	1.2p.p	83.5%	81.9%	1.6p.p
INTERNATIONAL (3)	85.8%	87.8%	-2.0p.p	85.1%	86.1%	-1.0p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,729	7,174	7.7%	72,191	67,681	6.7%
DOMESTIC SSC (1)	2,698	2,703	-0.2%	25,532	25,711	-0.7%
DOMESTIC BRAZIL (2)	3,534	3,040	16.3%	32,010	28,727	11.4%
INTERNATIONAL (3)	1,497	1,432	4.6%	14,649	13,242	10.6%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	385	408	-5.5%	3,662	3,540	3.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	710	706	0.6%	6,885	6,630	3.9%

CARGO LOAD FACTOR
SYSTEM	54.2%	57.7%	-3.5p.p	53.2%	53.4%	-0.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com